SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2010

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp – Quarterly Results – 2Q10” dated on July 28, 2010

Earnings Release – 2Q10
Telecomunicações de São Paulo S/A – TELESP
São Paulo, July 28, 2010

INDEX

HIGHLIGHTS	1
OPERATING REVENUES	3
OPERATING EXPENSES	5
FINANCIAL DATA	7
ADDITIONAL NOTES	10
CAPITAL MARKET	12
DIVIDENDS AND INTEREST ON OWN CAPITAL	13
INCOME STATEMENT	14
BALANCE SHEET	15
STATEMENT OF CASH FLOW	16
TARIFFS	17
SHAREHOLDING STRUCTURE AND CAPITAL STRUCTURE COMPOSITION	18

PRICES ON JULY 27, 2010

ON – TLPP3 – R$ 34.99
PN – TLPP4 – R$ 37.10
ADR – TSP – US$ 21.15
Market Cap – R$ 18,425.19 million

Telecomunicações de São Paulo S/A – TELESP (BM&FBOVESPA: TLPP3 and TLPP4, NYSE: TSP), releases today its consolidated results for the second quarter of 2010, presented in accordance with the International Accounting Standards (IFRS). As a result, there were some changes in 2010 relating to the layout and evaluation that had been applied until December 31, 2009, as detailed in the Additional Notes item, note 3. The following controlled and wholly owned subsidiaries companies are consolidated by the Company: A. Telecom S.A., Telefônica Data S.A., Telefônica Sistema de Televisão S.A., Aliança Atlântica Holding B.V., Companhia AIX de Participações, Companhia ACT de Participações and Ajato Telecomunicações Ltda.

The Company continues in the year of 2010 focusing on services quality and customer relationship, after a complete transformation in its processes, already reflecting perceptible results in its commercial activity.

In the second quarter of 2010, the Company achieves the highest level of net additions in the Speedy´s history and on July 16, 2010 reached an important number of 3 million clients.

For the first time since 2006, there were positive net additions in lines in service in this quarter, surpassing the quantity of clients registered at the end of 2009.

In this context, we highlight a significant reduction of churn in both services, besides a significant increase in the customer’s satisfaction index.

This strong rise in the commercial activity is gradually being reflected in the Company’s revenues.

Broadband - offered under the brands “Speedy” and “Ajato”, already surpassed the number of 3 million clients with a net addition in 2Q10 of 173 thousand clients, thus overcoming a historical landmark of net additions registered in 1Q10. This evolution reflects the customer’s confidence on the Company’s commitment to quality through the deployment of the stabilization plan and the network expansion and a complete review in the commercial processes and customer relationship. The improvement of this service keeps guarantying an expressive reduction of churn, this quarter reaching the lowest level of the history of this service.

Lines in Service – the new operational model of Telesp with focus on quality improvement continues reflectingadvances in services and in customer’s satisfaction. In this context, we highlight the positive net additions of lines in service registered in the second quarter of 64 thousand accesses, reversing a trend that wasn’t recorded since 2006. With this level of accesses, the Company has already surpassed the quantity of lines in service registered at the end of 2009.

FINANCIAL HIGHLIGHTS

As of 2010 the breakdown of Gross Operating Revenues is presented with net values of discounts granted.

Consequently, the consolidated information of the second quarter and the first half of 2009 were adjusted and showed for comparative purposes using the same criteria.

The Net Operating Revenues continues presenting a recovery trend when compared to previous quarters. In the second quarter of 2010, the net operating revenues present a slight drop of 1.0% in relation to the same period of the previous year and in the semester comparison it is observed a decrease of 1.4%. This variation is mainly justified by a revenue reduction of local fixed telephony, explained by a drop of VC1 and fixed-to-fixed traffics, despite the increased number of lines in service. On the other hand, it was registered a rise of broadband revenues and corporate data, beyond the increase of interconnection revenues due to the higher fixed and mobile incoming traffic.

The EBITDA also continues showing a recovery trend related to previous quarters. When comparing 2Q10 x 2Q09, it is observed a reduction of 6.7% in comparison with a 13.9% decrease in 1Q10 x 1Q09 basis. Excluding  non-recurring events of the period, EBITDA shows a decrease of 3.9% when comparing 2Q10 x 2Q09.

The EBITDA Margin presents a decrease of 2.4 p.p. in relation to the 2Q10 x 2Q09, in comparison with a reduction of 4.6 p.p. in 1Q10 x 1Q09 basis. However, excluding non-recurring events in both periods, the EBITDA Margin would be 35.3% in 2Q10, a drop of 1.1 p.p. compared to the Margin of 36.4% in 2Q09. This variation is mainly explained by the increase of commercial and customer service expenses and by the higher base of employees partially offset by lower bad debt provisions in the period.

The Capex in the second quarter of 2010 was R$461.1 million, 11.8% of the net operating revenues compared to 12.7% in 2Q09. The lower churn in the period shows that the Company was able to improve significantly its quality metrics without major changes in the level of investments.

OPERATING REVENUES

The gross operating revenue in 2Q10 totaled R$5,299.3 million, a reduction of 1.6% related to the 2Q09, in comparison with a 3.4% decrease in the 1Q10 x 1Q09 basis. The variations are justified by the following items:

Fixed Telephony

Local: reached R$2,543.7 million in 2Q10, a decrease of 5.8% in relation to the 2Q09, in comparison with a drop of 6.8% in the 1Q10 x 1Q09 basis. This effect is mainly related to the rise in the installation fee and local service revenue due to the positive net additions of 64 thousand lines in service registered in the quarter, thus surpassing the quantity of lines in service recorded at the end of 2009. On the other hand, it was registered a reduction of VC1 and fixed-to-fixed traffics.

Domestic long distance: in 2Q10 totaled R$1,185.1 million, an increase of 3.3% in relation to the 2Q09, in comparison with a 2.5% decrease in the 1Q10 x 1Q09 basis. This trend change is explained by higher mobile incoming traffic with the “15” use (selection code of the operator) and by the positive impact of the tariff readjustment of 0.98% as of September, 2009.

International long distance: reached R$24.8 million in 2Q10, an increase of 2.9% when compared to the 2Q09 explained by the traffic variation.

Interconnection revenues

In 2Q10 totaled R$130.5 million, an increase of 14.6% when compared to the 2Q09. This variation is related to a higher fixed and mobile incoming traffic and to the tariff readjustment of 0.98% as of September, 2009.

Data Transmission

The data transmission revenues reached R$1,006.8 million in 2Q10, a rise of 1.4% when compared to the 2Q09. This effect is justified by the growth of customers base, reflecting the actions of encourage sales and the
Company’s commitment to quality, beyond the performance of corporate data.

Pay TV

In 2Q10 totaled R$146.2 million, registering an increase of 16.3% in relation to the 2Q09, in comparison with a growth of 5.7% in the 1Q10 x 1Q09 basis. This effect is related to the higher adherence to thematic packages and pay-per-view in the premium segment, mainly explained by the World Cup and by the commercialization of High Definition packages. Throughout the quarter there was an important reduction of churn, and June was the first month of the year with net gain of clients in this service.

Others

In 2Q10 registered R$262.2 million, a decrease of 5.8% when compared to the 2Q09. This reduction is mainly justified by lower revenues of goods resale and value added services, partially offset by a revenue increase explained by providing integrated solutions for the corporate segment.

OPERATING EXPENSES

The operating expenses in 2Q10 totaled R$2,382.0 million, an increase of 3.0% related to the 2Q09, in comparison with a 5.5% rise in the 1Q10 x 1Q09 basis. The variations are justified by the following items:

Interconnection expenses: in 2Q10 totaled R$1,081.7 million, remaining stable in comparison with the 2Q09. Such effect is explained by the reduction of fixed-to-mobile (VCs), practically offset by a higher mobile incoming traffic with the “15” use (selection code of the operator) and by the VUM adjustment in February, 2010 of 0.67%.

Personnel expenses: reached R$238.0 million in 2Q10, an increase of R$31.2 million in relation to the recurrent 2Q09, mainly due to the higher base of employees, labor indemnities and salaries readjustments of 4.5% in October, 2009. It’s important to highlight that 2Q09 was positively impacted by a R$158.7 million reversal of labor contingencies.

Outsourcing expenses: reached R$1,009.3 million in 2Q10, an increase of 10.1% when compared to the 2Q09. This effect is mainly related to the increase of commercial and customer service expenses, as a result of the Company’s commitment to quality and customer’s satisfaction. Additionally, it is observed higher expenses with institutional propaganda in the period because of the concentration of advertising campaigns in 2Q10.

Bad Debt Provisions: from R$153.9 million in 2Q09 to R$113.7 million in 2Q10, a decrease of 26.1% in comparison with a 18.8% decrease in the 1Q10 x 1Q09 basis. As a percentage of the net operating revenues, the ratio decreases from 3.9% in 2Q09 to 2.9% in 2Q10. This effect is explained by an improvement in the customer base profile through the Company's strong performance in its practice of commercial policy.

Taxes: reached R$86.0 million in 2Q10, a decrease of 12.8% when compared to the 2Q09. This effect is mainly justified by the higher taxes recovery.

Investment gains (losses): in 2Q10 presented a positive result of R$3.7 million, compared to a negative result of R$0.5 million in 2Q09. This variation is justified by the effect of equity accounting of shareholding on Cable
TV operators.

Other operating revenues (expenses): totaled R$143.0 million in 2Q10, a positive variation of R$155.1 million compared to the same period of the previous year, mainly due to the stock sales and prescription of dividends in 2Q10 in the total amount of R$138.8 million. On the other hand, 2Q09 was positively impacted in R$32.9 million by the higher prescription of dividends offsetting the additional provision for civil processes in the period.

Depreciation and Amortization: from R$636.0 million in 2Q09 to R$461.6 million in 2Q10, a decrease of 27.4% explained by the adoption of new terms for determinate categories of assets, which resulted in changes in the useful life time related to those practiced in 2009. Because it is a change in accounting estimate, the effects of this change will be recorded prospectively from the year of 2010. This movement generated a reduction of R$239.9 million in the depreciation expense in 1H10 and R$124.3 million in 1Q10, with a total impact estimated of R$440 million for the year of 2010.

FINANCIAL DATA

Financial Investments: the Company invests the excess cash and cash equivalents of R$1,174.2 million, mainly in financial investments (Certificados de Depósitos Bancários) in short-term, based on the variation of the CDI, reducing the exposure of the domestic interest rate (CDI) over its net debt. The Company diversifies its exposure investing in different first line financial institutions, in accordance to the credit limits and diversification set on the Company’s current credit risk policy.

Loans and Financing: on June 30, 2010, the Company had a liability of R$2,033.9 million, from which R$21.3 million were loans denominated in foreign currency raised at fixed interest rates (with swap for %CDI rate), and the amount of R$2,012.6 million in loans with Banco Nacional de Desenvolvimento Econômico e Social (BNDES).

Debentures: on September 03, 2004, Telesp announced a Public Offering of Securities and the activation, within the Program’s parameters, of the first issuance of Telesp’s debentures. The offer consisted of the issuance of 150 thousand not convertible debentures, of unsecured type, with face value of R$10 thousand per unit, totaling the amount of R$1.5 billion, in single tranche. The debentures conditions were renegotiated on September 01, 2007, end date of the first validity remuneration period, and the second period also began in that date with closing foreseen to September 01, 2010, the debentures’ maturity date. The Company redeemed in advance all of the debentures on June 7, 2010.

BNDES: on October 10, 2007, BNDES approved a credit up to R$2,034.7 millions for Telesp to realize investments in products and services that are produced domestically, from which R$2,033.7 million have already been drawn and the respective investments are approved and accepted by BNDES. In June, 2010 it was released a tranche, in the amount of R$29.6 million at the cost of TJLP + 1.73% per year (rate granted for investments that contain, simultaneously, national technology and production). These amounts were invested on network modernization and expansion of voice, data and video services.

Derivatives: all Company’s financial derivative contracts aim the protection of exchange risk resulting from assets and liabilities in foreign currency, in accordance to the corporate policy of risk management. Following this, variations on risk factors result in an inverse effect intended to protection. Therefore, the Company doesn’t have financial derivative instruments to speculation propose and the rights and obligations subject to exchange variation are hedged.

On June 30, 2010, for protection of currency variations risk propose, 100% of the Company’s financial debt denominated in foreign currency was covered by asset positions of exchange hedge x “CDI” with fair value of R$21.3 million, equivalent to the fair value of this debt. On the same date, the Company already had settled, also in advance, the swap operations – CDI + spread x %CDI, to cover the risk of its fixed rate spread of debentures redeemed on June 7, 2010.

From the month of May 2010 were contracted derivative operations to minimize the currency variation risk of its assets and nonfinancial liabilities in foreign currency. This balance suffers daily changes due to the dynamic of its business, however, the Company aims to cover the net balance of this rights and obligations to minimize their currency risk. On June 30, 2010, the Company had asset positions of exchange hedge (USD) with fair value of R$35.4 million to cover its net commitments in dollars of R$34.0 million and liability positions of exchange hedge (EUR) with fair value of R$75.8 million to cover its net rights in Euro of R$76.4 million.

For the period ended on June 30, 2010, the derivative operations generated a positive net consolidated result of R$1,316.0 thousand, while the currency operations generated a negative net consolidated result of R$1,235.5 thousand, the operations to cover the debentures fixed spread generated a positive result of R$80.5 thousand.

On June 30, 2010 it was recognized a balance of R$1.7 million as asset and a balance of R$28.2 million as liability to reflect the derivatives position on the mentioned date.

Financial Result: Until the period ended on June 30, 2010, the financial result reached -R$75.0 million, improving R$7.9 million or 9.5% when compared to the same period of 2009 mainly due to better results  with derivative operations. In relation to the same quarter of the previous year, the result was lower in R$1.8 million or 4.6% impacted by anticipated interest payments to debenture holders, due to the redemption occurred in this quarter.

ADDITIONAL NOTES

1) Recent Corporate Events

a) Corporate Restructuring involving A. Telecom S.A. – On December 30, 2009, Telesp´s 30th Extraordinary General´s Meeting approved the A. Telecom spun-off part and subsequent merger of spun-off part by Telesp. This transaction included the transfer of fixed assets and intangible rights related to a parcel of A. Telecom customer’s base. The spun-off part merged by Telesp was in the amount of R$99 million. The mentioned merger didn´t increase the capital stock in the Company.

2) TARIFFS READJUSTMENT OCCURRED IN 2010 AND 2009

a) Fixed-to-Fixed Tariff – On September 11, 2009, through Edicts# 5,179 and 5,180, Agência Nacional de Telecomunicações - Anatel approved the tariff readjustment of the Serviço Telefônico Fixo Comutado - STFC, according to the criteria established in the Concession Contracts for Local and Domestic Long Distance Services, effective as of September 16, 2009. The tariff readjustments were 0.98%.

b) Fixed-to-Mobile Tariff – On February 9, 2010, through Edict# 971, Anatel approved the 0.98% tariff readjustment for the fixed-to-mobile calls (VC1, VC2 and VC3) throughout the entire concession area of Telesp, sectors 31, 32 and 34 of Region III. On the same date, was also approved the readjustment of fixed-to-mobile interconnection rate (VUM) related to the VC1, VC2 and VC3 in 0.67%. The readjustments were effective as of
February 13, 2010.

3) CHANGES ON THE ADOPTED ACCOUNTING PRACTICES

From 2010 the consolidated information are presented by the Company in accordance with the International Financial Reporting Standards (IFRS) issued by the IASB. Consequently, the consolidated information referred to 2009 were adjusted and presented for comparative purposes using the same criteria. The adjustment of information to international accounting regulation was performed by applying IFRS 1 - First Time Adoption of International Financial Reporting Standards. Therewith, follow the main differences that impacted the financial statements at this time of transition:

a) Business Combinations: the Company chose not to retroactively apply the requirements of IFRS 3 - Business Combinations, maintaining the same classification of Brazilian GAAP prior to December 31, 2008. Since January 1, 2009 there weren’t operations that involved business combinations.

b) Revenue recognition: in accordance with IAS 18, revenue from services provided should be recognized in accordance with timing of the service. For purposes of IFRS, installation fee revenue shall be deferred and recognized in result during the client’s estimated period time in operational Indicators.

c) Post-employment benefits: The Company maintained its Brazilian GAAP accounting policy of immediate recognition of actuarial gains and losses, whereas for IFRS purposes are recognized in Shareholder’s equity (other comprehensive results).

d) Proposed Dividend: according to the interpretation IFRIC 17, must be recognized a liability for dividend only when there is its effective deliberation by the administrative body responsible. Therefore, the proposed dividend above the minimum required by the Bylaws that has not yet been definitely approved by the Ordinary General Shareholders' Meeting should remain in the Shareholders´ Equity in the account “Additional dividends proposed”.

e) Dividends and Interest on Own Capital prescribed: in accordance with IAS 32, any contractual obligation to deliver cash shall be considered as a financial liability. Therefore once approved by the Administration all dividends and interest on own capital payable to shareholders of the Company qualify as a financial liability. In accordance with IAS 39, a financial liability shall be derecognized upon its extinguishment and any difference between its carrying amount and the consideration paid shall be recognized in profit or loss. In this sense, the liabilities corresponding to the dividends and interest on own capital unclaimed by shareholders after three years of the start of its payment date are derecognized against profit or loss of the year in which occurs the prescription of the obligation. Previously, for purposes of BR GAAP, such dividends derecognized were recorded directly in Shareholder’s equity.

f) Income tax: on the adjustments previously mentioned was consisted income tax and social contribution deferred, when applicable.

g) Reclassifications: There are other accounting criteria adopted for IFRS purposes that differ from those applied in Brazil, but did not affect the Shareholders´ Equity, only the presentation of the Balance Sheet. The adjustments made refer to:

- Reclassification of judicial deposits related to liabilities (provisions) – For purposes of IFRS, judicial deposits must remain in the asset.

- Reclassification of income tax and social contribution deferred – For IFRS purposes, the balance of income tax and social contribution deferred, assets and liabilities, should be recorded as non-current.

Additionally, there were changes in the form of presentation both revenue as well as operating expenses, as follow:

a) Revenues:

The breakdown of Gross Operating Revenues will present net values of discounts granted. In addition, were made the following groupings:

- Local: presents the sum of revenues from Monthly Subscription Fee, Installation Fee, Local Service, Public Telephony and Fixed-to-mobile revenues (VC1);

- Domestic long distance: presents the sum of Fixed-to-mobile revenues (VC2 and VC3), Public long distance telephony and Domestic long distance;

- International long distance: presents the sum of revenues from International public telephony and International long distance; and

- Data Transmission: presents the sum of Infrastructure rental revenues and data transmission.

b) Expenses

- Personnel expenses: starts to include provision of labor contingencies;

- Taxes: starts to include provision of tax contingencies; and

- Other operating revenues (expenses): starts to include the materials costs, net income from sale of fixed asset and investment and starts to exclude the provision of labor and tax contingencies.

CAPITAL MARKET

Telesp has common shares (ON) and preferred shares (PN) traded on BM&FBOVESPA under the ticker symbols TLPP3 and TLPP4, respectively. The Company also has ADRs, which are traded on the NYSE, under ticker symbol TSP.

The shares TLPP3 and TLPP4 closed the quarter priced at R$32.78 and R$36.10, presenting, respectively, a quarter performance of 0.6% and -6.3% in comparison to Bovespa Index’s performance of -13.4%. The ADRs closed the quarter priced at US$20.36, presenting a quarter performance of -6.4% in comparison to Dow Jones Index’s performance of -10.0%.

The daily average volume of TLPP3 and TLPP4 in the quarter was R$1,072.8 thousand and R$6,537.8 thousand, respectively. The ADR daily average volume for the same period was US$3,189.4 thousand.

The shares performances in the last two years are presented in the following graphic:

DIVIDENDS AND INTEREST ON OWN CAPITAL

In accordance to the Company’s Bylaws, the Company shall distribute dividends of at least 25% of adjusted net income for the year, provided that amounts are available, being preferred shares entitled to dividends 10%
higher that those attributed to common shares.

BALANCE SHEET

Unaudited consolidated figures (Reais Million)	June '10	Dec '09	Δ%
ASSETS	19,563.2	20,947.7	(6.6)
Current assets	5,231.0	6,425.5	(18.6)
Cash and cash equivalents	1,181.5	2,277.0	(48.1)
Cash	7.3	10.1	(27.7)
Financial Investments	1,174.2	2,266.9	(48.2)
Net accounts receivable from customers	2,689.3	2,931.3	(8.3)
Supply and maintenance inventories	178.9	148.4	20.6
Recoverable taxes	811.4	712.7	13.8
Recoverable prepaid expenses	57.0	60.3	(5.5)
Credit from associated companies	98.3	120.3	(18.3)
Derivatives operations	1.7	0.6	n.a.
Other assets	212.9	174.9	21.7
Non-Current Assets	14,332.2	14,522.2	(1.3)
Long-term assets	3,222.1	3,053.9	5.5
Accounts receivable from customers	132.5	123.7	7.1
Recoverable taxes	1,344.0	1,350.5	(0.5)
Loans and financial investments	13.3	12.9	3.1
Bail of legal proceedings	1,525.0	1,335.3	14.2
Credit from associated companies	21.8	23.5	(7.2)
Other assets	185.5	208.0	(10.8)
Investments	102.5	340.3	(69.9)
Net Permanent Assets	9,656.0	9,672.1	(0.2)
Net Intangible	1,351.6	1,455.9	(7.2)
LIABILITIES	19,563.2	20,947.7	(6.6)
Current liabilities	5,297.2	6,372.3	(16.9)
Suppliers	2,134.6	2,362.4	(9.6)
Loans and financing	421.1	1,767.6	(76.2)
Derivatives operations	8.2	8.4	(2.4)
Payroll and related charges	184.0	142.2	29.4
Taxes	1,092.6	933.3	17.1
Consignments	98.7	148.0	(33.3)
Dividends and interest on own capital	768.3	495.5	55.1
Accrual for contingencies	217.1	183.3	18.4
Payables to associated companies	116.8	118.2	(1.2)
Other liabilities	255.8	213.4	19.9
Non-Current Liabilities	3,138.4	3,275.1	(4.2)
Loans and financing	1,612.8	1,752.4	(8.0)
Taxes	36.2	46.9	(22.8)
Deferred taxes	271.7	305.0	(10.9)
Derivatives operations	20.0	23.3	(14.2)
Accrual for contingencies	750.1	731.6	2.5
Provisions for the pension plans	199.8	191.9	4.1
Other liabilities	247.8	224.0	10.6
Shareholders' equity	11,127.6	11,300.3	(1.5)
Capital Stock	6,575.5	6,575.5	0.0
Capital Reserves	2,670.5	2,670.5	0.0
Profit Reserves	659.6	659.6	0.0
Retained earnings	1,234.6	54.3	n.a.
Other comprehensive income	(12.6)	88.8	n.a.
Additional dividends proposed	0.0	1,251.6	n.a.

STATEMENT OF CASH FLOW

Unaudited consolidated figures (Reais Million)	1H10	1H09	Δ%
Cash and cash equivalents at beginning of the period	2,277.0	1,741.0	30.8
Net income of the period	1,180.4	1,113.7	6.0
Non-cash expenses (revenues)	996.9	1,471.1	(32.2)
Depreciation and amortization	905.9	1,286.9	(29.6)
Dividends and interest on own capital prescribed	(51.6)	(82.4)	(37.4)
Exchange variations on loans and financing	0.9	(46.4)	n.a.
Results of equity accounting	(8.2)	(5.2)	57.7
(Gain)/loss on asset sale	(79.2)	13.6	n.a.
Bad debt provision	228.4	295.2	(22.6)
Pension and other post-retirement benefit plans	2.4	4.5	(46.7)
Others	(1.7)	4.9	n.a.
Variations in operating assets	(316.8)	(466.4)	(32.1)
Net trade accounts receivable	13.6	(286.1)	n.a.
Other current assets	(142.1)	(104.1)	36.5
Other non-current assets	(188.3)	(76.2)	n.a.
Variations in operating liabilities	276.9	(270.2)	n.a.
Payroll and related accuruals	45.4	18.3	n.a.
Accounts payable and accurued expenses	(77.4)	(124.5)	(37.8)
Taxes	(36.2)	(88.7)	(59.2)
Other current liabilities	43.9	(137.4)	n.a.
Accured interest	(25.2)	(49.1)	(48.7)
Income and social contribution taxes	257.1	188.1	36.7
Labor, tax and civil provisions	52.3	(50.2)	n.a.
Other non-current liabilities	17.0	(26.7)	n.a.
Cash provided by operations	2,137.4	1,848.2	15.6
Cash flow from investing activities	(840.4)	(1,227.5)	(31.5)
Acquisition of fixed and intangible assets, net of donations	(1,018.3)	(1,229.1)	(17.2)
Cash from sales of fixed assets	25.1	1.6	n.a.
Cash from sales of investment	152.8	0.0	n.a.
Cash flow from financing activities	(2,392.5)	(1,428.1)	67.5
Loans amortization	(1,536.3)	(324.5)	n.a.
New loans obtained	74.3	0.0	n.a.
Net payment on derivative contracts	(3.2)	58.6	n.a.
Dividends and interest on own capital paid	(927.3)	(1,162.2)	(20.2)
Increase (decrease) in cash and cash equivalents	(1,095.5)	(807.4)	35.7
Cash and cash equivalents at end of the period	1,181.5	933.6	26.6

TARIFFS - FIXED LINE SERVICES

Notes:

a) Effective as of September 16, 2009, the maximum net tariffs of Local Services, through Anatel's Edict# 5,180 of September 11, 2009, had a readjustment of 0.98% throughout the sectors 31, 32 and 34, incorporating the productivity gain of 3.9%, according to the foreseen rules in the Concession Agreement.
b) Effective as of September 16, 2009, the maximum net tariffs of Domestic Long Distance Services, through Anatel's Edict# 5,179 of September 11, 2009, had an average readjustment of 0.98% throughout the sectors 31, 32 and 34, incorporating the productivity gain of 3.9%, according to the foreseen rules in the Concession Agreement.
c) Effective as of February, 13, 2010, the Fixed-to-Mobile tariffs, through Anatel´s Edict# 971 of February, 9, 2010, had readjustment of 0.98% for the fixed-to-mobile calls (VC1, VC2 and VC3) throughout the entire concession area of Telesp, sectors 31, 32 and 34 of Region III. On the same date, was also approved the readjustment of fixed-to-mobile interconnection rate (VUM) related to the VC1, VC2 and VC3 in
0.67%.

DISCLAIMER

This document contains statements that constitute forward-looking statements in its general meaning and within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as "expects", "anticipates", "intends", "believes", and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions.

Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and actual results may differ materially from those in the forward-looking statements as a result of various factors.

Analysts and investors are cautioned not to place undue reliance on those forward-looking statements, which speak only as of the date of this presentation. The Company undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Company’s business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company's Annual Report as well as periodic filings filed with the relevant Securities Markets Regulators, and in particular with the Brazilian Market Regulator.

The Complete Financial Statements, including Explanatory Notes, are available at the Company’s Investor Relations Website: http://www15.telefonica.com.br/investidores/.

INVESTOR RELATIONS

Norair Ferreira do Carmo
Maria Tereza Ali Pelicano David
Carolina Fernandes Pontes Mada
Cristina Marini Teles
Luciana Nóri de Souza

(55 11) 3549-7200
ri.telefonicabr@telefonica.com.br
www.telefonica.com.br

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	July 28, 2010	By:	/s/ Norair Ferreira do Carmo
			Name:	Norair Ferreira do Carmo
			Title:	Investor Relations Director